DXI Energy Granted Full NYSE MKT Listing Compliance

VANCOUVER, BRITISH COLUMBIA- December 24, 2015- DXI Energy Inc. (NYSE MKT: DXI) (TSX:DXI) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced that it has received notification on December 23, 2015 from the NYSE MKT (“the Exchange”) that it has regained compliance with the continued listing standards set forth in Part 10 of the NYSE MKT Company Guide. Specifically, the Company has resolved the listing deficiency with respect to Section 1003(f)(v) of the Exchange’s Company Guide referenced in the Exchange’s letter dated June 24, 2015.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,998 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about the Company’s satisfaction of the listing requirements of the NYSE MKT and continued listed on the NYSE MKT, which constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, general stock market volatility, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations, financial results or stock price, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dxienergy.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dxienergy.com